December 13, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Jaime John, Staff Accountant

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 8, 2013
Form 8-K/A Filed August 30, 2013
File No. 001-32224

Ladies and Gentlemen:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Graham Smith, Chief Financial Officer of salesforce.com, inc. (the “Company”), dated November 13, 2013 (the “Comment Letter”) related to the above referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter below before our response.

Form 8-K/A Filed August 30, 2013

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

1.	We note that the independent registered public accounting firm consents to the use of the their report dated February 22, 2013, with respect to the consolidated statements of operations and comprehensive loss, redeemable and convertible preferred stock and stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012; however their report encompasses the three-year period ended December 31, 2012. Please revise to file a consent that is consistent with the audit report which includes each of the years in the three-year period ended December 31, 2012.

We respectfully advise the Staff that we will amend our filing to include a revised consent issued by ExactTarget’s independent registered public accounting firm to include the following language:

We consent to the incorporation by reference in the following Registration Statements… of salesforce.com, inc. of our report dated February 22, 2013, with respect to the consolidated balance sheets of ExactTarget, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, redeemable and convertible preferred stock and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the Form 8-K/A, of salesforce.com, inc. dated December     , 2013.

We intend to file this revised Form 8-K/A upon resolution of all of the Staff’s comments on the Form 8-K/A.

Exhibit 99.3 – Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations

2.	We note adjustment (J) to your pro forma condensed combined statements of operations for the year ended January 31, 2012 and the six months ended June 30, 2013. Please tell us how this adjustment complies with Rule 11-02(b)(6) of Regulation S-X.

We respectfully advise the Staff that we believe our income tax adjustments noted in adjustment (J) to the unaudited pro forma condensed combined statement of operations for the year ended January 31, 2012 and the six months ended July 31, 2013 comply with Rule 11-02 (b)(6) of Regulation S-X and the Staff’s interpretative guidance noted in the Financial Reporting Manual Topic 3230.4. As there are two adjustments noted for each period presented, we will address each adjustment individually.

Tax benefit related to valuation allowance change

As a result of the ExactTarget acquisition, a net deferred tax liability was recorded due to the book-tax basis difference related to purchased intangibles, which included acquired developed technology and customer relationships. This net deferred tax liability provided an additional source of income to support the realizability of our pre-existing deferred tax assets. As a result, we recorded a partial release of our valuation allowance in the second quarter ended July 31, 2013. The valuation allowance was originally established in the third quarter ended October 31, 2012 and is reflected in the results for the year ended January 31, 2013. The partial release of the valuation allowance directly attributable to the acquisition was approximately $117,992,000.

We believe the recognition of the deferred tax liability and related partial release of the valuation allowance that was recorded in the six months ending July 31, 2013 is a nonrecurring credit that is directly attributable to the transaction. Topic 3230.4 of the Financial Reporting Manual states that “material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months following the transaction” should not be included in the pro forma income statements. Therefore we reversed the credit (the partial release of the valuation allowance directly attributable to the acquisition) from the pro forma statement of operations for the six months ended July 31, 2013.

Assuming an acquisition date of February 1, 2012, the valuation allowance recorded for the year ended January 31, 2013 would have been reduced as a result of the recorded deferred tax liability attributable to the acquisition discussed above. As a result, we believe this is a non-recurring item recorded in our historical financial statements that is directly impacted by the transaction. Topic 3230.4 of the Financial Reporting Manual states that “infrequent or nonrecurring items included in the underlying historical financial statements of the registrant and that are not directly affected by the transactions should not be eliminated in the pro forma results.” As noted above, we believe that the amount of the valuation allowance recorded in the year ended January 31, 2013 which would have been directly affected by the transaction had the acquisition occurred on February 1, 2012, is factually supportable and therefore should be eliminated in the pro forma results. We believe that the adjustment is factually supportable as we have measured and recorded the reversal in our statement of operations for the six months ended July 31, 2013.

Other pro forma income tax adjustments

The “Other pro forma income tax adjustments” reflect the tax impact for all other pro forma adjustments presented in the unaudited pro forma condensed combined statement of operations including, but not limited to, Adjustment (B) - stock based compensation, Adjustment (C) - amortization expense related to purchased intangibles and Adjustment (F) - interest expense. The tax adjustments are directly attributable to these and all other adjustments reflected, which have a continuing impact on the Company and are factually supportable.

We respectfully advise the Staff that we propose to modify our filing on an amendment to the Form 8-K/A to include the following language in Adjustment (J):

“(J) The following table presents pro forma income tax adjustments to the periods presented. An adjustment was recorded to exclude the partial release of the Company’s valuation allowance recorded in the Company’s second quarter ended July 31, 2013 from the pro forma statement of operations for the six months ended July 31, 2013, as this was a material nonrecurring credit that resulted directly from the acquisition of ExactTarget. An adjustment was recorded to eliminate the portion of the valuation allowance included in the statement of operations for the year ended January 31, 2013 that would have been directly impacted had the acquisition occurred on February 1, 2012. Other income tax adjustments were made to reflect the tax impact associated with the pro forma condensed combined statement of operations.”

*    *    *

If you have any further comments or questions, please direct them to my attention. My telephone number is (415) 778-3040, my facsimile number is (415) 513-4172 and my email address is burke.norton@salesforce.com.

Very truly yours, salesforce.com, inc.

/s/ Burke F. Norton
Burke F. Norton Chief Legal Officer

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.
Graham Smith, Chief Financial Officer, salesforce.com, inc.
Amy Weaver, Senior Vice President and General Counsel, salesforce.com, inc.
Lawrence Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.
Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati
Craig R. Smith, Ernst & Young LLP

3